   As filed with the Securities and Exchange Commission on June 21, 1996

                                                  Registration No. 33-_______

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               -----------------

                            AMSOUTH BANCORPORATION
            (Exact name of registrant as specified in its charter)

             DELAWARE                                    63-0591257
(State or other jurisdiction of                      (I.R.S. employer
 incorporation or organization)                    identification number)

                              AmSouth-Sonat Tower
                             1900 5th Avenue North
                          Birmingham, Alabama  35203
                                (205) 320-7151
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               -----------------

                               STEPHEN A. YODER
                           Executive Vice President
                              and General Counsel
                            AMSOUTH BANCORPORATION
                       AmSouth/Harbert Plaza, Suite 920
                           Birmingham, Alabama 35203
                                (205) 326-5319
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                with a copy to:
                                ---------------

                               J. Michael Savage
                         Maynard, Cooper & Gale, P.C.
                            1901 Sixth Avenue North
                                  Suite 2400
                          Birmingham, Alabama  35203

                               -----------------

Approximate date of commencement of proposed sale to the public:  July 1, 1996

                               -----------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                  CALCULATION OF REGISTRATION FEE

=========================================================================================================
 Title of Each Class of                     Proposed Maximum        Proposed
   Securities to be          Amount to be     Offering Price     Maximum Aggregate         Amount of
      Registered              Registered         Per Unit         Offering Price      Registration Fee(2)
- ---------------------------------------------------------------------------------------------------------
Common Stock, (par
value $1.00 per share)(1)  420,000 shares       $37.3125(2)        $15,671,250(2)         $5,404(2)
- ---------------------------------------------------------------------------------------------------------
12% Installment Notes,
Series 1996                $4,200,000                 par          $4,200,000             $1,448
- ---------------------------------------------------------------------------------------------------------

  Total                                                            $19,871,250            $6,852(2)

=========================================================================================================

(1) Each share of Common Stock includes a right to purchase Series A Preferred Stock of the Registrant (the "Rights"). Prior to the occurrence of certain events, none of which have occurred as of the date hereof, the Rights will not be exercisable or evidenced separately from the Common Stock.

(2) Calculated pursuant to Rule 457(c) of the rules and regulations under the Securities Act of 1933, as amended (the "Securities Act") based upon the average of the high and low prices per share of the Registrant's Common Stock on the New York Stock Exchange on June 19, 1996, as reported in The Wall Street Journal.

                        ------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS

                            AMSOUTH BANCORPORATION

                          420,000 SHARES COMMON STOCK

                 $4,200,000 12% INSTALLMENT NOTES, SERIES 1996

  The 420,000 shares of Common Stock, $1.00 par value per share (the "Common Stock"), of AmSouth Bancorporation ("AmSouth") and the $4,200,000 principal amount of AmSouth's 12% Installment Notes, Series 1996 (the "Notes") offered hereby are approximately the maximum number of shares of Common Stock and Notes issuable to the holders of AmSouth's 7 1/2% Convertible Subordinated Debentures due August 1, 2001 (the "Debentures") upon conversion of the Debentures.

  AmSouth has called all the Debentures for redemption on August 1, 1996 (the "Redemption Date"), at a redemption price of $100 plus accrued interest of $3.75 from February 1, 1996, to the Redemption Date, for a total of $103.75 for each $100 principal amount of Debentures (the "Redemption Price"). The Debentures are convertible into: (i) 17.18199 shares of Common Stock for each $100 principal amount of Debentures, (ii) $170.91 in cash per $100 principal amount of Debentures, (iii) Notes in a principal amount equal to $170.91 per $100 principal amount of Debentures, or (iv) a combination of (i) through
(iii). The right to convert Debentures expires at 5:00 p.m. (Central Daylight
Time) on July 31, 1996 (the "Conversion Date"). Holders who elect to convert their Debentures will not be entitled to receive interest accrued since February 1, 1996. Any Debentures not surrendered for conversion on or prior to 5:00 p.m. (Central Daylight Time) on the Conversion Date will be redeemed.

  THE CONVERSION RIGHT EXPIRES AT 5:00 P.M. ON THE CONVERSION DATE. DEBENTURES TO BE CONVERTED MUST BE RECEIVED BY THE TRUSTEE PRIOR TO THAT TIME. FROM AND AFTER THAT DATE AND TIME, HOLDERS OF DEBENTURES WILL BE ENTITLED ONLY TO THE REDEMPTION PRICE. UNDER THE TERMS OF THE INDENTURE GOVERNING THE DEBENTURES, THE REGULAR INTEREST PAYMENT PAYABLE AUGUST 1, 1996, WILL NOT BE PAID WITH RESPECT TO DEBENTURES CONVERTED RATHER THAN REDEEMED.

  AmSouth's Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "ASO", and on June 19, 1996, the reported closing price of the Common Stock on the NYSE was $37.125 per share. A holder of Debentures who converted such Debentures into shares of Common Stock on June 19, 1996, would have received Common Stock having a market value, based on the reported closing price on the NYSE on that date, of $637.88 for each $100 principal amount of Debentures converted (including cash, if any, received in lieu of fractional shares). If such Debenture were converted into cash or Notes, such holder would receive $170.91 in cash or principal amount of Notes for each $100 principal amount of Notes. If such Debentures were surrendered for redemption on the Redemption Date, such holder would receive $103.75 in cash for each $100 principal amount of Debentures. WHILE NO ASSURANCE CAN BE GIVEN AS TO ANY FUTURE PRICES FOR THE COMMON STOCK, AS LONG AS THE MARKET PRICE OF THE COMMON STOCK REMAINS AT OR ABOVE $9.95 PER SHARE, UPON CONVERSION OF THEIR DEBENTURES, HOLDERS WILL RECEIVE COMMON STOCK AND CASH FOR FRACTIONAL SHARES HAVING AN AGGREGATE MARKET PRICE (WITHOUT GIVING EFFECT TO COMMISSIONS AND OTHER COSTS WHICH WOULD LIKELY BE INCURRED ON SALE) EQUAL TO OR GREATER THAN THE AMOUNT OF CASH OR NOTES INTO WHICH THE DEBENTURES ARE CONVERTIBLE. SIMILARLY, AS LONG AS THE MARKET PRICE OF THE COMMON STOCK REMAINS AT OR ABOVE $6.04 PER SHARE, CONVERSION OF THE DEBENTURES WILL YIELD A CONSIDERATION EQUAL TO OR GREATER THAN THE REDEMPTION PRICE TO BE PAID IN THE EVENT DEBENTURES ARE NOT CONVERTED. It should be noted, however, that the price of the Common Stock received upon conversion will fluctuate in the market. No assurance is given as to the price of the Common Stock at any future time and holders should expect to incur various expenses of sale if such Common Stock is sold.

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HASTHE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   THE DATE OF THIS PROSPECTUS IS    , 1996.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy information and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. and at the following Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. AmSouth's Common Stock is listed and traded on the NYSE. Reports, proxy statements and other information should also be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by AmSouth with the Commission (File No. 1-
7476) pursuant to the Exchange Act are hereby incorporated by reference:

    (a) AmSouth's Annual Report on Form 10-K for the year ended December 31, 1995 (the "Form 10-K") (provided, however, that the information referred to in Item 402(a)(8) of Regulation S-K of the Commission shall not be deemed incorporated by reference herein);

    (b) AmSouth's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996;

    (c) The description of the Common Stock set forth in the Registration Statement on Form 10 filed pursuant to Section 12 of the Exchange Act and any amendment to that description so filed with the Commission; and

    (d) The description of the rights to purchase Series A Preferred Stock issued pursuant to the Rights Agreement (as herein defined) set forth in the Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act and any amendment to that description so filed with the Commission.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents.

  Any statement contained herein or in a document incorporated or deemed incorporated by reference herein shall be deemed modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

  AmSouth will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein, except for certain exhibits to such documents. Written requests should be sent to:
AmSouth Bancorporation, Post Office Box 11007, Birmingham, Alabama 35288,
Attention: Investor Relations Department. Telephone requests may be directed to (205) 326-4831.

                                    AMSOUTH

GENERAL

  AmSouth is a regional bank holding company headquartered in Birmingham, Alabama, with 272 banking offices located in Alabama, Florida, Tennessee and Georgia at March 31, 1996. At March 31, 1996, AmSouth had total consolidated assets of approximately $17.9 billion and total consolidated shareholders' equity of approximately $1.4 billion. AmSouth was the second largest bank holding company headquartered in Alabama in terms of equity capital and in terms of assets, based on March 31, 1996, information. Through its subsidiaries, AmSouth offers a broad range of banking and bank-related services.

  AmSouth's largest subsidiary is AmSouth Bank of Alabama, headquartered in Birmingham, Alabama ("AmSouth Alabama"). At March 31, 1996, AmSouth Alabama had total consolidated assets of approximately $9.9 billion, total consolidated deposits of approximately $6.9 billion and total consolidated shareholder's equity of approximately $819.4 million. AmSouth Alabama is a full-service bank with 124 banking offices located throughout Alabama at March 31, 1996. AmSouth Alabama's subsidiaries include AmSouth Leasing Corporation, a specialized lender providing equipment leasing, and AmSouth Investment Services, Inc., a registered broker-dealer that provides securities brokerage services.

  AmSouth's other major banking subsidiaries are AmSouth Bank of Florida ("AmSouth Florida"), headquartered in Tampa, Florida, and AmSouth Bank of Tennessee ("AmSouth Tennessee"), headquartered in Chattanooga, Tennessee. At March 31, 1996, AmSouth Florida had total consolidated assets of approximately $7.1 billion, total consolidated deposits of approximately $5.2 billion and total consolidated shareholder's equity of approximately $610.2 million. AmSouth Florida operated 116 offices in Florida as of March 31, 1996. At March 31, 1996, AmSouth Tennessee had total assets of approximately $1.1 billion, total deposits of approximately $856.6 million and total shareholder's equity of approximately $116.5 million. AmSouth Tennessee operated 22 offices in Tennessee as of March 31, 1996.

  AmSouth's other subsidiaries include AmSouth Bank of Georgia, headquartered in Rome, Georgia, and AmSouth Bank of Walker County, located in Jasper, Alabama.

  AmSouth continually evaluates business combination opportunities and sometimes conducts due diligence activities in connection with them. As a result, business combination discussions and, in some cases, negotiations may take place, and transactions involving cash, debt or equity securities may be expected. Any future business combination or series of business combinations that AmSouth might undertake may be material, in terms of assets acquired or liabilities assumed, to AmSouth's financial condition. Recent business combinations in the banking industry have typically involved the payment of a premium over book and market values. This practice may result in dilution of book value and net income per share for the acquirers.

  AmSouth is a legal entity separate and distinct from its subsidiaries. There are various legal limitations governing the extent to which AmSouth's banking subsidiaries may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, AmSouth or certain of its other subsidiaries. The rights of AmSouth to participate in any distribution of assets of any subsidiary upon its dissolution, winding-up, liquidation or reorganization or otherwise are subject to the prior claims of creditors of that subsidiary, except to the extent that AmSouth may itself be a creditor of that subsidiary and its claims are recognized. See "CERTAIN REGULATORY CONSIDERATIONS" below.

  AmSouth was incorporated under the laws of the State of Delaware in 1970. Its principal executive office is located at AmSouth-Sonat Tower, 1900 Fifth Avenue North, Birmingham, Alabama 35203. Its telephone number is (205) 320-7151.

CONSOLIDATED EARNINGS RATIOS

  For the fiscal years ended December 31, 1995, 1994, 1993, 1992 and 1991 and the three months ended March 31, 1996, AmSouth's consolidated ratios of earnings to fixed charges, computed as set forth below, were as follows:

                               THREE MONTHS    YEAR ENDED DECEMBER 31,
                                  ENDED      ----------------------------
                              MARCH 31, 1996 1995  1994  1993  1992  1991
                              -------------- ----  ----  ----  ----  ----
Consolidated Ratios of
 Earnings to Fixed Charges
  Excluding interest on
   deposits..................      2.71x     2.93x 2.52x 4.09x 3.91x 2.67x
  Including interest on
   deposits..................      1.42      1.40  1.39  1.62  1.47  1.24

  For purposes of computing these ratios, earnings represent income from continuing operations before extraordinary items plus income taxes and fixed charges. Fixed charges, excluding interest on deposits, represent interest (other than on deposits), and one-third (the proportion deemed representative of the interest factor) of rents and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest and one-third (the proportion deemed representative of the interest factor) of rents and all amortization of debt issuance costs.

                       CERTAIN REGULATORY CONSIDERATIONS

  The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain information relevant specifically to AmSouth. Federal regulation of financial institutions such as AmSouth and its subsidiaries is intended primarily for the protection of their depositors, not their shareholders or other creditors. See also "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

GENERAL

  As a bank holding company, AmSouth is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Under the BHCA, bank holding companies may not, in general, directly or indirectly acquire the ownership or control of more than 5% of the voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Federal Reserve Board. In addition, bank holding companies are generally prohibited under the BHCA from engaging in nonbanking activities, subject to certain exceptions. Various proposals are currently pending in Congress that would allow affiliations between bank holding companies and non-bank entities that are restricted under current law. Whether Congress will adopt any of these proposals, and if so in what form, is not known at this time.

  AmSouth's subsidiary banks (the "Subsidiary Banks") are subject to supervision and examination by applicable federal and state banking agencies. All of the Subsidiary Banks are state-chartered banks that are members of the Federal Reserve System, and therefore are generally subject to the regulations of and supervision by both the Federal Reserve Board and the banking agencies of the states in which they are located. Each of the Subsidiary Banks is also an insured depository institution, and therefore also subject to regulation by the Federal Deposit Insurance Corporation (the "FDIC"). The Subsidiary Banks are also subject to various other requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amount of loans that may be granted and the interest that may be charged thereon and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the Subsidiary Banks. In addition to the impact of regulation, commercial banks generally are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

  Various legislative proposals have been made that would affect the operations of bank holding companies and their subsidiaries, including proposals to revise the bank regulatory system. AmSouth is unable to predict whether any of these proposals will be adopted and, if so, what their effect on AmSouth would be.

PAYMENT OF DIVIDENDS, INTEREST AND OTHER AMOUNTS

  AmSouth is a legal entity separate and distinct from its banking and other subsidiaries. The principal source of cash flow of AmSouth, including cash flow to pay dividends on AmSouth Common Stock and to pay interest and principal on any debt of AmSouth, is dividends from the Subsidiary Banks. There are statutory and regulatory limitations on the payment of dividends by the Subsidiary Banks as well as by AmSouth to its shareholders. The payment of dividends, amounts payable upon redemption of equity securities and amounts payable in respect of debt by AmSouth and the Subsidiary Banks may also be affected or limited by other factors, such as the requirement to maintain capital above regulatory guidelines.

  Under Alabama law, a bank may not pay a dividend in excess of 90% of its net earnings until the bank's surplus is equal to at least 20% of its capital (which AmSouth Alabama's surplus was as of March 31, 1996). AmSouth Alabama is also required by Alabama law to obtain the prior approval of the superintendent of the Alabama Banking Department for the payment of dividends if the total of all dividends declared by the bank in any calendar year will exceed the total of the bank's net earnings (as defined by statute) for that year combined with its retained net earnings for the preceding two years, less any required transfers to surplus. Also, no dividends may be paid from AmSouth Alabama's surplus without the prior written approval of the superintendent.

  Under Florida law, before declaring a dividend, AmSouth Florida must (a) have transferred 20% of its net profits for the period covered by the dividend to its surplus fund until the fund is at least equal to the amount of common and preferred stock outstanding, and (b) have charged off bad debts, depreciation and other worthless assets and made provision for reasonably anticipated future losses on loans and other assets. AmSouth Florida may then declare a quarterly, semiannual or annual dividend equal to the net profits for the period covered by the dividend plus its retained net profits for the preceding two years. AmSouth Florida may not declare a dividend from retained net profits that accrued prior to the preceding two years without the approval of the Florida Department of Banking and Finance. AmSouth Florida also may not declare a dividend if its net income from the current year combined with net income from the preceding two years is a loss or would cause the capital of the bank to fall below the minimum amount required by law or regulation.

  Under Tennessee law, AmSouth Tennessee may declare dividends not more than once in each calendar quarter from undivided profits if (a) the undivided profits account has been maintained as required by law and (b) the required reserve against deposits is not and will not thereby be impaired. Before any net profits are credited to the undivided profits account, deductions for various expenses are required to be made. No transfers may be made from the surplus account to the undivided profits account without the consent of the Tennessee Commissioner of Banking. In addition, prior to determining that undivided profits are available for the declaration of dividends, (a) any net loss must be deducted from the undivided profits account and (b) transfers must be made from the undivided profits account to the surplus account (i) in the amount required to raise the surplus to 50% of the capital stock and (ii) in an amount not less than 10% of net profits until the surplus equals the capital stock.

  The other Subsidiary Banks are also subject to varying restrictions on the payment of dividends under applicable state laws.

  In addition, as members of the Federal Reserve System, each Subsidiary Bank is required by federal law to obtain regulatory approval for the payment of dividends if the total of all dividends declared by such Subsidiary Bank in any year would exceed the total of the bank's net profits (as defined and interpreted by regulation) for that year plus the bank's retained net profits (as defined and interpreted by regulation) for the preceding two years, less any required transfers to surplus or a fund for the retirement of preferred stock. Each Subsidiary Bank also can pay dividends only to the extent that its retained net profits exceed its "bad debts" and losses.

  Furthermore, if, in the opinion of the appropriate federal bank regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The Federal Reserve Board has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice. In addition, under the Federal Deposit Insurance Act, as amended (the "FDIA"), an insured bank may not pay any dividend if it is undercapitalized or if payment would cause it to become undercapitalized. Moreover, the Federal Reserve Board has issued a policy statement that provides that bank holding companies and state member banks should generally only pay dividends out of current operating earnings. The payment of dividends by AmSouth and the Subsidiary Banks may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. See "--Capital Adequacy" and "--Prompt Corrective Action" below.

  At March 31, 1996, under dividend restrictions imposed under federal and state laws, the Subsidiary Banks, without obtaining governmental approvals, could declare aggregate dividends of approximately $131.7 million.

TRANSACTIONS WITH AFFILIATES

  There are various legal restrictions on the extent to which AmSouth and its nonbank subsidiaries may borrow or otherwise obtain credit from its Subsidiary Banks. Each Subsidiary Bank (and its subsidiaries) is limited in engaging in borrowing and other "covered transactions" with nonbank and non-savings bank affiliates to the following amounts: (i) in the case of any single affiliate, the aggregate amount of covered transactions of the Subsidiary Bank and its subsidiaries may not exceed 10% of the capital stock and surplus of such Subsidiary Bank; and (ii) in the case of all affiliates, the aggregate amount of covered transactions of the Subsidiary Bank and its subsidiaries may not exceed 20% of the capital stock and surplus of such Subsidiary Bank. Covered transactions also are subject to certain collateralization requirements. "Covered transactions" are defined by statute to include a loan or extension of credit, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve Board), the acceptance of securities issued by the affiliate as collateral for a loan and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

CAPITAL ADEQUACY

  The Federal Reserve Board has adopted risk-based capital guidelines for bank holding companies. The minimum guideline for the ratio of total regulatory capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8%. At least half of the Total Capital must be composed of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock and a limited amount of loan loss reserves. At March 31, 1996, AmSouth's consolidated Tier 1 Capital and Total Capital ratios were 7.98% and 11.91%, respectively.

  In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Leverage Ratio"), of 3% for bank holding companies that meet certain specific criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3%, plus an additional cushion of 100 to 200 basis points. AmSouth's Leverage Ratio at March 31, 1996, was 6.16%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets.

Furthermore, the Federal Reserve Board has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activities.

  Each of the Subsidiary Banks itself is subject to risk-based and leverage capital requirements similar to those described above. Each of the Subsidiary Banks was in compliance with applicable minimum capital requirements as of March 31, 1996. Neither AmSouth nor any of the Subsidiary Banks has been advised by any federal banking agency of any specific minimum Leverage Ratio requirement applicable to it.

  Bank regulators have the authority generally to raise capital requirements applicable to banking organizations beyond their current levels, and several proposals are under consideration that would increase capital to address particular issues. However, the management of AmSouth is unable to predict whether and when higher capital requirements would be imposed and, if so, at what levels and on what schedule.

PROMPT CORRECTIVE ACTION

  The FDIA requires the federal banking regulators to take prompt corrective action in respect of FDIC-insured depository institutions that do not meet minimum capital requirements. The FDIA establishes five capital tiers: "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized", and "critically undercapitalized." Under applicable regulations, a state member bank is defined to be well capitalized if it maintains a Leverage Ratio of at least 5%, a risk-adjusted Tier 1 Capital Ratio of at least 6%, and a Total Capital Ratio of at least 10% and is not subject to any order or written directive to maintain any specific capital level. A state member bank is defined to be adequately capitalized if it maintains a Leverage Ratio of at least 4% (or 3% if the bank satisfies other requirements), a risk-adjusted Tier 1 Capital Ratio of at least 4%, and a risk-adjusted Total Capital Ratio of at least 8%. In addition, a state member bank will be considered: (i) undercapitalized if it fails to meet any minimum required measure; (ii) significantly undercapitalized if it is significantly below such measure; and (iii) critically undercapitalized if it fails to maintain a level of tangible equity equal to not less than 2% of total assets. A state member bank may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it is in an unsafe or unsound condition or receives an unsatisfactory examination rating.

  The capital-based prompt corrective action provisions of the FDIA and the implementing regulations apply to FDIC-insured depository institutions, such as the Subsidiary Banks, and are not directly applicable to holding companies that control such institutions. However, the Federal Reserve Board has indicated that, in regulating bank holding companies, it will take appropriate action at the holding company level based on an assessment of the effectiveness of supervisory actions imposed upon subsidiary depository institutions pursuant to such provisions and regulations. Although the capital categories defined under the prompt corrective action regulations are not directly applicable to AmSouth under existing law and regulations, if AmSouth were placed in a capital category it would qualify as well-capitalized as of March 31, 1996.

  The FDIA generally prohibits an FDIC-insured depository institution from making any capital distribution (including payment of dividends) or paying any management fee to its holding company if the institution would thereafter be undercapitalized. Undercapitalized insured depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized insured depository institutions are subject to growth limitations and are required to submit capital restoration plans. An insured depository institution's holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the insured depository institution's capital. If an insured depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

  Significantly undercapitalized insured depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. Critically undercapitalized insured depository institutions are subject to appointment of a receiver or conservator.

  AmSouth believes that all of the Subsidiary Banks were "well-capitalized" at March 31, 1996.

BROKERED DEPOSITS

  The FDIC has adopted regulations under the FDIA governing the receipt of brokered deposits. Under the regulations, an FDIC-insured depository institution cannot accept, roll over or renew brokered deposits unless (i) it is well capitalized or (ii) it is adequately capitalized and received a waiver from the FDIC. A depository institution that cannot receive brokered deposits also cannot offer "pass-through" insurance on certain employee benefit accounts. Whether or not it has obtained such a waiver, a depository institution that is not well-capitalized may not pay an interest rate on any deposits in excess of 75 basis points over certain prevailing market rates specified by regulation. There are no such restrictions on a depository institution that is well capitalized. Because all the Subsidiary Banks were well capitalized as of March 31, 1996, AmSouth believes the brokered deposits regulation will have no material effect on the funding or liquidity of any of the Subsidiary Banks.

SUPPORT OF SUBSIDIARY BANKS

  Under Federal Reserve Board policy, AmSouth is expected to act as a source of financial strength to, and commit resources to support, each of the Subsidiary Banks. This support may be required at times when, absent such Federal Reserve Board policy, AmSouth would not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

  Under the FDIA, insured depository institutions, such as the Subsidiary banks, can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance.

FDIC INSURANCE ASSESSMENTS

  The Subsidiary Banks are subject to FDIC deposit insurance assessments. Effective January 1, 1996, the FDIC assessment schedule for deposits insured by the Bank Insurance Fund ("BIF") ranged from 0 to 27 cents per $100 of such deposits, based on each institution's risk classification. Under this assessment schedule, AmSouth's current assessment for BIF deposits is zero. The FDIC has maintained the assessment rate schedule of 23 to 31 cents per $100 of deposits insured by the Savings Association Insurance Fund ("SAIF"). AmSouth's SAIF assessment rate is currently 23 cents per $100 of deposits. At March 31, 1996, AmSouth had a BIF deposit assessment base of $8.5 billion and a SAIF deposit assessment base of $4.6 billion. Legislation has been under consideration in the U.S. Congress which would charge a special one-time assessment on SAIF insured deposits to recapitalize the SAIF to its statutorily mandated minimum designated reserve ratio of 1.25 percent. Under the current proposal, an assessment at a rate of between 75 and 85 cents per $100 of SAIF insured deposits would be imposed. Included in the proposed legislation under consideration is a proposal to lower the special assessment for those institutions with SAIF deposits meeting certain qualifications. The reduction would be achieved by lowering the SAIF deposit assessment base for such institutions by 20 percent prior to the calculation of the special charge. AmSouth believes that most of its SAIF deposits would qualify for this treatment under a current version of this legislation under consideration and, as a result, would incur a one-time cost of approximately $26.0 to $31.0 million on a pre-tax basis if the legislation is passed as currently drafted. The charge to earnings would not occur until the law has been enacted. Due to the uncertain nature of legislative affairs, management cannot predict with any degree of accuracy when the legislation would be enacted, if at all, or what form the final legislation may take.

  The FDIC is authorized to raise insurance premiums in certain circumstances. Any increase in premiums would have an adverse effect on AmSouth's earnings.

  Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by a federal bank's regulatory agency.

DEPOSITOR PREFERENCE

  The FDIA provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of such institution (including claims by the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as receiver would be afforded a priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will be placed ahead of unsecured, nondeposit creditors, including a parent holding company such as AmSouth, in order of priority of payment.

INTERSTATE BANKING AND BRANCHING LEGISLATION

  The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "IBBEA") authorizes interstate acquisitions of banks and bank holding companies without geographic limitations beginning September 29, 1995. In addition, beginning June 1, 1997, the IBBEA authorizes a bank to merge with a bank in another state as long as neither of the states has opted out of interstate branching by May 31, 1997. A bank may establish and operate a de novo branch in a state in which the bank does not maintain a branch if that state expressly permits de novo branching. Once a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where any bank involved in the interstate merger transaction could have established or acquired branches under applicable Federal or state law. A bank that has established a branch in a state through de novo branching may establish and acquire additional branches in such state in the same manner and to the same extent as a bank having a branch in such state as a result of an interstate merger. If a state opts out of interstate branching within the specific time period, no bank in any other state may establish a branch in the opting out state, whether through an acquisition or de novo. Each of the states in which the Subsidiary Banks are located has opted in with respect to interstate branching effective on or before June 1, 1997.

                  DESCRIPTION OF AMSOUTH'S CAPITAL SECURITIES

  The following summaries of certain provisions of the Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation") and By-laws of AmSouth, the Rights Agreement and the Capital Notes Indenture (defined below) do not purport to be complete and are qualified in their entirety by reference to such instruments, each of which (except the Capital Notes Indenture) is an exhibit to the Registration Statement of which this Prospectus is a part.

AUTHORIZED CAPITAL STOCK

  The authorized capital stock of AmSouth currently consists of 2,000,000 shares of Preferred Stock, without par value, and 200,000,000 shares of Common Stock, par value $1.00 per share. Each share of common stock has attached to it one right (a "Right") issued pursuant to a Stockholder Protection Rights Agreement, dated as of June 15, 1989 (the "Rights Agreement") between AmSouth and AmSouth Alabama as Rights Agent. Each

Right entitles the holder of a share of AmSouth's Common Stock to acquire one one-hundredth of a share of Series A Preferred Stock of AmSouth, as described under "DESCRIPTION OF COMMON STOCK--Rights Agreement" below.

  As of May 10, 1996, approximately 56,500,000 shares of Common Stock were issued and outstanding, approximately 5,616,000 shares of Common Stock were reserved for issuance under various benefit plans and AmSouth's dividend reinvestment plan.

  The Common Stock and the Rights are more fully described below under "DESCRIPTION OF COMMON STOCK."

  Preferred Stock may be issued from time to time as a class without series, or if so determined by AmSouth's Board of Directors, either in whole or in part in one or more series. The voting rights, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of Preferred Stock (or of the entire class of Preferred Stock if none of such shares has been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof may be fixed by resolution of AmSouth's Board of Directors. Preferred Stock will have a preference over Common Stock with respect to the payment of dividends and the distribution of assets in the event of liquidation or winding-up of AmSouth and such other preferences as may be fixed by the Board of Directors.

SUBORDINATED CAPITAL NOTES

  On May 11, 1987, AmSouth issued $100,000,000 principal amount of 9 3/8% Subordinated Capital Notes Due 1999 (the "Capital Notes"). The Capital Notes currently constitute Tier 2 capital under the Federal Reserve Board's risk-based capital guidelines. See "CERTAIN REGULATORY CONSIDERATIONS--Capital Adequacy." Pursuant to an Indenture, dated as of April 15, 1987 (the "Capital Notes Indenture"), between AmSouth and Chemical Bank, Trustee, at maturity, the Capital Notes are required to be exchanged for Common Stock, Preferred Stock or certain other eligible capital securities to be issued by AmSouth ("Capital Securities") having a market value equal to the principal amount of the Capital Notes, except to the extent that AmSouth, at its option, will elect to pay in cash such principal amount from amounts representing proceeds of other issuances of Capital Securities designated for such use.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION

  Written Consent. As permitted by Delaware law, the Certificate of Incorporation prohibits the stockholders from taking any action that either is required to be taken or may be taken at an annual or special meeting without such a meeting, whether by written consent or otherwise. This provision of the Certificate of Incorporation may not be amended, altered or repealed (and AmSouth's By-laws may not be amended in any manner inconsistent with such provision) without the affirmative vote of the holders of 67% of the outstanding voting stock.

  Business Combinations. The Certificate of Incorporation provides that any "Business Combination" involving AmSouth and a person that beneficially owns more than 10% of the Common Stock (an "Interested Stockholder") must be approved by (i) the holders of not less than 80% of the outstanding shares of AmSouth's voting stock and (ii) the holders of not less than 67% of such voting stock held by stockholders other than the Interested Stockholder. These special voting requirements do not apply, however, if either (i) a majority of the Continuing Directors (as defined in the Certificate of Incorporation) of AmSouth has approved the Business Combination or the Interested Stockholder's becoming an Interested Stockholder or (ii) the terms of a proposed Business Combination satisfy certain minimum price and other standards. For purposes of these provisions, a "Business Combination" is defined to include (i) any merger or consolidation of AmSouth with or into an Interested Stockholder,
(ii) the sale by AmSouth of a Substantial Part (as defined in the Certificate of Incorporation) of its assets to an Interested Stockholder, (iii) any merger or consolidation of an Interested

Stockholder into AmSouth, (iv) the acquisition by AmSouth of a Substantial Part of the assets of an Interested Stockholder, (v) the issuance by AmSouth of any of its securities to an Interested Stockholder and (vi) any recapitalization that would increase the voting power of an Interested Stockholder. The Business Combination provision of the Certificate of Incorporation may not be amended, altered or repealed except by the same supermajority vote required to approve a Business Combination.

  Classified Board. The Certificate of Incorporation provides for a Board of Directors divided into three classes of directors with each class elected for a three-year term and only one class standing for election each year. The provisions of the Certificate of Incorporation relating to the structure of the Board of Directors may not be amended, altered or repealed without the affirmative vote of 80% of the outstanding voting stock of AmSouth.

  Effect of Provisions on Board Composition or Certain Transactions. The provisions of the Certificate of Incorporation and the By-laws described above, as well as the Rights and the Rights Agreement, may have a significant effect on the ability of the stockholders of AmSouth to change the composition of an incumbent Board of Directors or to benefit from certain transactions that are opposed by the Board of Directors.

                          DESCRIPTION OF COMMON STOCK

  The following summary description of the Common Stock, the Rights and the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation and the Rights Agreement, which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

THE COMMON STOCK

  The holders of Common Stock are entitled to receive, ratably, such dividends as may be declared by AmSouth's Board of Directors from funds legally available therefor, provided that if any shares of Preferred Stock are outstanding at the time, the payment of dividends or other distributions on Common Stock (including purchases of Common Stock) may be subject to the declaration and payment of cumulative dividends, and the absence of arrearages in any mandatory sinking fund, on such outstanding shares of Preferred Stock. Under Delaware law, AmSouth may pay dividends out of surplus or, if no such surplus exists, net profits for the fiscal year in which the dividends are declared and/or for the preceding fiscal year. AmSouth's Board of Directors currently intends to maintain its present policy of paying regular quarterly cash dividends on outstanding shares of Common Stock; however, the declaration and amount of future dividends will depend on circumstances existing at the time, including AmSouth's earnings, financial condition and capital requirements. See "CERTAIN REGULATORY CONSIDERATIONS--Payment of Dividends, Interest and Other Amounts."

  The holders of outstanding shares of Common Stock are entitled to cast one vote for each share on all matters presented to shareholders, including elections of directors. There is no cumulative voting in the election of directors, which means that the affirmative vote of the holders of a plurality of the shares of Common Stock present at a meeting where a quorum exists will be sufficient to elect all of the directors then standing for election. The holders of Common Stock do not have any conversion, redemption or preemptive rights to subscribe to any securities of AmSouth. Upon any dissolution, liquidation or winding up of AmSouth resulting in a distribution of assets to the stockholders, the holders of shares of Common Stock are entitled to receive such assets ratably according to their respective number of shares after payment of all liabilities and obligations of AmSouth and satisfaction of the liquidation preferences of any shares of Preferred Stock at the time outstanding.

  All shares of Common Stock will have equal dividend, distribution, liquidation and other rights, and will have no preference, appraisal or exchange rights. All outstanding shares of Common Stock are, and upon issuance the shares offered hereby will be, fully paid and non-assessable.

  AmSouth Alabama and Registrar and Transfer Company, Cranford, New Jersey are the transfer agents and registrars for the Common Stock. AmSouth's Common Stock is listed on the NYSE under the symbol "ASO."

RIGHTS AGREEMENT

  Each share of Common Stock has attached to it one Right issued pursuant to the Rights Agreement. Each Right entitles its registered holder to purchase one one-hundredth of a share of Series A Preferred Stock, without par value, for an exercise price, initially set at $115.00, subject to adjustment (the "Exercise Price"), after the close of business on the earlier of (i) the tenth day after commencement of a tender or exchange offer that, if consummated, would result in a person's becoming the beneficial owner of 15% or more of the outstanding shares of Common Stock (an "Acquiring Person") and (ii) the tenth day after the first date (the "Flip-in Date") of public announcement that a person has become an Acquiring Person. In any case, the time described in the foregoing sentence is referred to as the "Separation Time." After giving effect to adjustments prior to the date hereof, the Exercise Price was $76.67.

  The Rights will not be exercisable until the business day following the Separation Time. The Rights will expire on the earlier of (i) an exchange by AmSouth, as described below, (ii) the close of business on June 15, 1999 and
(iii) the date on which the Rights are redeemed as described below (the "Expiration Time"). The Board of Directors of AmSouth may, at its option, at any time prior to the Flip-in Date, redeem all the Rights at a price of $0.01 per Right.

  If a Flip-in Date occurs, AmSouth will ensure and provide that each Right (other than Rights beneficially owned by the Acquiring Person or an affiliate or associate thereof or by any transferees, direct or indirect, of any of the foregoing, which Rights will become void) will constitute the right to purchase from AmSouth shares of Common Stock or, at the option of the Board of Directors, shares of Series A Preferred Stock (at a ratio of one-one hundredth of a share of Series A Preferred Stock for each share of Common Stock so issuable) having an aggregate market price equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price. In addition, the Board of Directors of AmSouth may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the beneficial owner of more than 50% of the outstanding shares of Common Stock, elect to exchange the Rights (other than Rights beneficially owned by the Acquiring Person) for shares of Common Stock at an exchange ratio of one share of Common Stock or one-one hundredth of a share of Series A Preferred Stock, as the case may be, per Right.

  AmSouth may not consolidate or merge, or engage in certain other transactions, with an Acquiring Person unless AmSouth enters into a supplemental agreement with the Acquiring Person providing that, upon the consummation or occurrence of such transaction, (i) each Right will thereafter constitute the right to purchase the qualifying capital stock of the Acquiring Person (or its parent, if the Acquiring Person is a subsidiary of another person) having an aggregate market price equal to twice the then-current Exercise Price for an amount in cash equal to the then-current Exercise Price, and (ii) the Acquiring Person assumes all of the obligations of AmSouth under the Rights Agreement. To constitute qualifying capital stock for this purpose, the securities issuable upon exercise of the Rights must constitute the capital stock (or similar equity interests) of the Acquiring Person (or its parent) with the greatest voting power in respect of the election of directors (or similar persons) of the Acquiring Person.

  The Rights will not prevent a takeover of AmSouth. The Rights, however, may have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that acquires 15% or more of the outstanding Common Stock unless the Rights are first redeemed by the Board of Directors of AmSouth.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The following table sets forth for the periods indicated the high and low closing prices per share of Common Stock, as reported on the NYSE, and the cash dividends paid per share of Common Stock.

                                                          PRICE RANGE
                                                         -------------
                                                          HIGH   LOW   DIVIDENDS
                                                         ------ ------ ---------
1994:
  First Quarter.........................................    32  29 1/4    .35
  Second Quarter........................................ 33 1/8 29 5/8    .35
  Third Quarter......................................... 34 7/8 30 1/2    .35
  Fourth Quarter........................................ 31 7/8 25 3/8    .38
1995:
  First Quarter.........................................    33  25 3/4    .38
  Second Quarter........................................ 34 1/2 30 5/8    .38
  Third Quarter......................................... 39 3/8 32 3/8    .38
  Fourth Quarter........................................ 41 3/8 37 1/2    .40
1996:
  First Quarter......................................... 41 1/4 36 3/4    .40
  Second Quarter (through June 19, 1996)................                  .40

  As of March 31, 1996 there were approximately 13,711 holders of record of the outstanding shares of Common Stock.

  The payment of future dividends will depend upon future earnings of AmSouth, its financial condition and other relevant factors, including the amount of dividends payable to AmSouth by the Subsidiary Banks. Various federal and state laws, regulations and policies limit the ability of the Subsidiary Banks to pay dividends to AmSouth, which affects AmSouth's ability to pay dividends to shareholders. See "CERTAIN REGULATORY CONSIDERATIONS--Payment of Dividends, Interest and Other Amounts."

                           DESCRIPTION OF THE NOTES

  The following is a summary of the rights of the holders of the Notes. The form of the Notes is set forth as Appendix A to this Prospectus. A copy of the Indenture (the "Notes Indenture") under which the Notes will be issued as part of the Debt Securities provided for and defined therein, has been filed with the SEC as an Exhibit to the Registration Statement. See "ADDITIONAL INFORMATION" above.

  The Notes Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued from time to time in series. (Section 301) The Debt Securities will be unsecured obligations of AmSouth and will rank on a parity with all other unsecured and unsubordinated indebtedness of AmSouth. The AmSouth Notes constitute a series of Debt Securities under the Notes Indenture. The following summaries of certain provisions of the Notes Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Notes Indenture, including the definition therein of certain terms which are capitalized herein. Wherever particular sections or defined items of the Notes Indenture are referred to, such sections or defined terms are incorporated herein by reference.

  AS OF JUNE 19, 1996, THE REPORTED CLOSING PRICE OF THE COMMON STOCK ON THE NYSE WAS $37.125 PER SHARE. A HOLDER OF DEBENTURES WHO CONVERTED SUCH DEBENTURES INTO SHARES OF COMMON STOCK ON JUNE 19, 1996, WOULD HAVE RECEIVED COMMON STOCK HAVING A MARKET VALUE, BASED ON THE REPORTED CLOSING PRICE OF THE NYSE OF THAT DATE, OF $637.88 FOR EACH $100 PRINCIPAL AMOUNT OF DEBENTURES

CONVERTED (INCLUDING CASH, IF ANY, RECEIVED IN LIEU OF FRACTIONAL SHARES). IF SUCH DEBENTURE WERE CONVERTED INTO CASH OR NOTES, SUCH HOLDER WOULD RECEIVE $170.91 IN CASH OR PRINCIPAL AMOUNT OF NOTES FOR EACH $100 PRINCIPAL AMOUNT OF NOTES.

  THE NOTES WILL NOT BE LISTED ON THE NYSE OR ANY OTHER SECURITIES EXCHANGE AND IT IS NOT ANTICIPATED THAT ANY PUBLIC MARKET WILL DEVELOP FOR THE NOTES.

GENERAL

  The aggregate amount of AmSouth Notes which may be issued as a result of the conversion of the Debentures is $4,170,888, subject to the $5,000 minimum per holder described below and the requirement that the Notes be issued in increments of $1,000 only.

  The Notes will be unsecured obligations of AmSouth and will rank pari passu with all other unsecured indebtedness of AmSouth. The Notes will not be subject to any mandatory redemption or sinking fund provision. Principal and interest are to be payable, and the Notes will be transferable and exchangeable, at the office of the Trustee; however, payment of interest and principal installments other than the final principal installment may be made at the option of AmSouth by check mailed to the address of the person entitled thereto as it appears in the Trustee's Note Register. The final installment of principal shall be payable by check but only upon surrender of the respective Notes. (Sections 301, 305) Acting in accordance with the Notes Indenture, AmSouth has also designated the principal office of AmSouth Alabama in Birmingham, Alabama, as an office where principal and interest may be paid and the transfer of the Notes may be registered. (Sections 305, 1002)

  The Notes will be issued only in fully registered form (without coupons) and in any denomination of $5,000 or multiples of $1,000 in excess thereof. (Section 302) No service charge will be made for any transfer or exchange of the Notes, but AmSouth may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section
305)

PAYMENT OF PRINCIPAL AND INTEREST

  The principal amount of each Note will be paid in 5 equal consecutive annual installments commencing on August 1, 1997. The Notes may be prepaid in full without consent of the Holder or any penalty, by payment of the unpaid principal balance and all accrued interest thereon to the date of prepayment at any time in AmSouth's sole discretion on or after January 2, 1998.

  Interest will accrue from the Conversion Date and will be due on the unpaid principal amount of the Notes at the annual rate of 12% computed and paid annually in arrears.

  See the form of Note which appears as Appendix A to this Prospectus.

  AmSouth is a legal entity separate and distinct from its subsidiary banks and other subsidiaries. Accordingly, the right of AmSouth, and thus the right of AmSouth's creditors and shareholders, to participate in any distribution of the assets or earnings of any subsidiary is subject to the prior claims of creditors of the subsidiary, except to the extent that claims of AmSouth itself as a creditor may be recognized. There are also legal limitations on the extent to which AmSouth's subsidiary banks can supply funds to AmSouth through loans, other extensions of credit or purchases of assets. In particular, each of AmSouth's subsidiary banks is subject to certain restrictions on extensions of credit to AmSouth or, with certain exceptions, other subsidiaries of AmSouth, on investments in stock or other securities of AmSouth or any such subsidiary and on the taking of such stock or securities as collateral for loans. See "CERTAIN REGULATORY CONSIDERATIONS--Payment of Dividends, Interest and Other Amounts" and "--Transactions with Affiliates."

  Most of AmSouth's revenues available for the payment of principal and interest consist of cash dividends paid to AmSouth by its subsidiary banks, payment of which is subject to various state and federal statutory or regulatory limitations. See "CERTAIN REGULATORY CONSIDERATIONS--Payment of Dividends, Interest and Other Amounts."

RESTRICTIVE COVENANTS

  The Notes Indenture defines "Principal Subsidiary Bank" as a Subsidiary, which is a bank, the assets of which equal 30% of the consolidated assets of AmSouth and its Subsidiaries. (Section 101) As of the date of this Prospectus, AmSouth Alabama and AmSouth Florida were the only Principal Subsidiary Banks of AmSouth.

  AmSouth has agreed in the Notes Indenture that it will not, directly or indirectly, (a) sell any shares of capital stock of a Principal Subsidiary Bank (other than directors' qualifying shares) or any shares of capital stock of a Subsidiary which owns capital stock in a Principal Subsidiary Bank, or
(b) pay any dividend, or make any other distribution, in shares of capital stock of a Principal Subsidiary Bank or of any such Subsidiary, unless such Principal Subsidiary Bank, having obtained any necessary regulatory approvals, unconditionally guarantees payment when due of the principal of and any premium and interest on the Notes. (Section 1007)

  The Notes Indenture also prohibits AmSouth from creating, assuming, incurring or suffering to exist any mortgage, pledge, encumbrance or lien or charge of any kind upon the capital stock of a Principal Subsidiary Bank (other than directors' qualifying shares) or the capital stock of a Subsidiary which owns capital stock of a Principal Subsidiary Bank, except (a) liens for taxes not due or which are being contested in good faith by appropriate proceedings and with respect to which AmSouth has set aside adequate reserves, or (b) the liens of any judgment which has not remained undischarged or unstayed for more than 60 days. (Section 1008)

EVENTS OF DEFAULT

  The following are "Events of Default" under the Notes Indenture with respect to Debt Securities of any series under the Notes Indenture, including the
Notes: (a) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (b) failure to pay principal of or any premium on any Debt Security of that series when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of AmSouth in the Notes Indenture (other than a covenant included in the Notes Indenture solely for the benefit of a series of Debt Securities other than that series, or whose default is otherwise dealt with in the Notes Indenture), continued for 60 days after written notice as provided in the Notes Indenture; (e) default, under any indebtedness for money borrowed, in an aggregate principal amount exceeding $2,000,000, by AmSouth (including a default with respect to Debt Securities of any other series) or a Principal Subsidiary Bank, which default shall constitute a failure to pay any principal when due or shall result in an acceleration of such indebtedness, unless such indebtedness or acceleration is discharged, rescinded or annulled, within 10 days after written notice as provided in the Notes Indenture; (f) certain events in bankruptcy, insolvency or reorganization; and (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501) No other Event of Default is provided with respect to the Notes.

  If an Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series may, by notice in writing, declare the principal amount of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, the holders of a majority in aggregate principal amount of outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section
502)

  The Notes Indenture provides that, subject to the duty of the trustee under the Notes Indenture (the "Notes Trustee") during default to act with the required standard of care, the Notes Trustee will be under no obligation to exercise any of its rights or powers under the Notes Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Notes Trustee reasonable indemnity. (Sections 601, 603) Subject to such provisions for the indemnification of the Notes Trustee, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Notes Trustee, or exercising any trust or power conferred on the Notes Trustee, with respect to the Debt Securities of that series, provided that the Notes Trustee may decline to act if such direction is contrary to law or the Notes Indenture or might involve the Notes Trustee in personal liability. (Section 512)

  AmSouth is required to furnish to the Notes Trustee annually a statement as to the performance by it of certain of its obligations under the Notes Indenture and as to any default in such performance. (Section 1009)

MODIFICATION AND WAIVER

  The Notes Indenture permits AmSouth and the Notes Trustee, with the consent of the holders of 66 2/3% in aggregate principal amount of the outstanding Debt Securities of each series affected thereby, to execute Supplemental Indentures adding any provisions to or changing or eliminating any provisions of the Indenture or modifying the rights of the holders of Debt Securities of such series; provided, however, that no such Supplemental Indenture may, without the consent of the Holder of each outstanding Debt Security affected thereby, (a) change the stated maturity date of the principal amount of, or any installment of principal or interest on, any Debt Security, (b) reduce the principal amount of, or any premium or interest on, any Debt Security,
(c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Securities, or (f) reduce the percentage in principal amount of outstanding Debt Securities of any series, the consent of whose holders is required for such Supplemental Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

  The holders of 66 2/3% in aggregate principal amount of the outstanding Debt Securities of any series may, on behalf of all holders of Debt Securities of that series, insofar as that series is concerned, waive compliance by AmSouth with certain restrictive provisions of the Indenture. (Section 1010) The holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series may, on behalf of all holders of Debt Securities of that series, waive any past default under the Indenture with respect to Debt Securities of that series, except a default in the payment of principal of, or any premium or interest on, any Debt Security of such series, or in the payment of any sinking fund installment obligation with respect to Debt Securities of such series or a default in respect to a covenant or provision that cannot be modified or amended without the consent of the Holder of each outstanding Debt Security of such series affected. (Section 513)

CONSOLIDATION, MERGER AND SALE OF ASSETS

  AmSouth, without the consent of the holders of any of the outstanding Debt Securities under the Indenture, may consolidate or merge with or into, or transfer its assets substantially as an entirety to, any corporation organized under the laws of any domestic jurisdiction, provided that the successor corporation assumes AmSouth's obligations on the Debt Securities and under the Indenture, such that after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing, and that certain other conditions are met. (Section 801)

                                 CAPITALIZATION

  The following table sets forth the long-term debt and capitalization of AmSouth as of March 31, 1996, and as adjusted to give effect to the assumed conversion into shares of Common Stock of all of the outstanding Debentures:

                                                        HISTORICAL  AS ADJUSTED
                                                        ----------  -----------
Long-term debt:
  Federal Home Loan Bank advances.....................  $  234,195  $  234,195
  6.75% Subordinated Debentures Due 2025..............     149,832     149,832
  7.75% Subordinated Notes Due 2004...................     149,252     149,252
  Subordinated Capital Notes Due 1999.................      99,602      99,602
  7.50% Convertible Subordinated Debentures...........       4,097           0
  Long-term notes payable.............................      23,518      23,518
                                                        ----------  ----------
    Total long-term debt..............................     660,496     656,399
Shareholders' equity:
  Preferred stock (no par value):
   Authorized--2,000,000 shares,
   Issued and outstanding--none.......................           0           0
  Common stock (par value $1 per shares):
   Authorized--200,000,000 shares;
   Issued--60,029,742,
   Outstanding--56,445,810 shares (56,865,810 shares
   as adjusted).......................................      60,030      60,030
Capital surplus.......................................     589,989     589,989
Retained earnings.....................................     812,767     800,236
Cost of common stock in treasury--3,583,932 shares
 (3,163,932 shares as adjusted).......................    (105,479)    (88,851)
Deferred compensation on restricted stock.............      (5,097)     (5,097)
Unrealized gains on available-for-sale securities, net
 of deferred taxes....................................      17,344      17,344
                                                        ----------  ----------
    Total shareholders' equity........................   1,369,554   1,373,651
                                                        ----------  ----------
Total capitalization..................................  $2,030,050  $2,030,050
                                                        ==========  ==========
Consolidated capital ratios:
  Tier 1 capital to risk-adjusted assets..............        7.98%
  Total capital to risk-adjusted assets...............       11.91%
  Leverage............................................        6.16%
  Common shareholders' equity to total assets.........        7.64%
  Tangible common shareholders' equity to total
   assets.............................................        6.17%

                            SELECTED FINANCIAL DATA

  The following operating data and net income per share data are derived from AmSouth's audited consolidated financial statements for the five years ended December 31, 1995, and AmSouth's unaudited consolidated financial statements for the three-month periods ended March 31, 1996 and 1995. The other selected financial data are derived from the underlying accounting records of AmSouth. Interim financial results, in the opinion of management, reflect all adjustments necessary for a fair presentation of the results of operations. The results of operations for an interim period are not necessarily indicative of results that may be expected for a full year or any other interim period.

                              AMSOUTH HISTORICAL

                             AT OR FOR THE
                          THREE MONTHS ENDED
                               MARCH 31,           AT OR FOR THE YEAR ENDED DECEMBER 31,
                          --------------------  ------------------------------------------------
                            1996       1995       1995      1994      1993      1992      1991
                          ---------  ---------  --------  --------  --------  --------  --------
STATEMENT OF EARNINGS
 (In Thousands)
Net interest income.....  $ 157,705  $ 145,484  $595,667  $567,327  $501,291  $430,545  $365,403
Provision for loan
 losses.................     15,120      8,344    40,139    30,103    27,966    38,581    48,647
Noninterest revenues....     55,095     56,807   231,778   179,021   204,069   173,154   170,658
Noninterest expenses....    122,848    131,644   512,129   522,905   458,831   400,548   366,403
Applicable income
 taxes..................     27,669     22,193   100,222    66,050    71,843    47,977    31,785
Net income..............     47,163     40,110   174,955   127,290   146,720   116,593    89,226
Earnings per Common
 Share..................        .83        .69      3.00      2.25      2.89      2.50      2.04
AVERAGE STATEMENT OF
 CONDITION (In Millions)
Securities..............  $   4,748  $   3,846  $  3,822  $  3,841  $  3,273  $  2,824  $  2,583
Loans net of unearned
 income.................     11,673     11,562    11,747     9,918     7,635     6,334     6,209
Allowance for loan
 losses.................        178        173       177       149       115        97        97
Total earning assets....     16,529     15,533    15,665    14,051    11,387     9,548     9,130
Total assets............     17,684     16,877    16,942    15,294    12,377    10,448    10,039
Total deposits..........     13,169     13,102    13,267    11,563     9,538     8,346     8,148
Long-term debt..........        615        364       360       340       167       141       138
Shareholders' equity....      1,377      1,324     1,357     1,243     1,031       836       721
END-OF-PERIOD STATEMENT
 OF CONDITION (In
 Millions)
Securities..............  $   5,113  $   3,764  $  4,650  $  3,726  $  3,212  $  2,984  $  2,878
Loans net of unearned
 income.................     11,476     11,745    11,743    11,430     8,540     6,717     6,294
Allowance for loan
 losses.................        178        174       178       171       132       100        95
Total earning assets....     16,713     15,592    16,457    15,439    12,260    10,131     9,752
Total assets............     17,914     17,068    17,739    16,778    13,470    11,116    10,740
Total deposits..........     13,252     13,350    13,409    13,067    10,363     8,626     8,528
Long-term debt..........        660        344       448       386       173       140       142
Shareholders' equity....      1,370      1,335     1,383     1,310     1,143       873       794
SELECTED FINANCIAL
 RATIOS
Return on average
 assets.................       1.07%      0.96%     1.03%     0.83%     1.19%     1.12%     0.89%
Return on average
 equity.................      13.78      12.28     12.89     10.24     14.23     13.94     12.38
Taxable equivalent net
 interest margin to
 average earning
 assets.................       3.91       3.88      3.88      4.14      4.56      4.72      4.25
Operating
 efficiency(1)..........      57.05      64.14     60.98     68.72     63.48     64.24     65.59
Dividend payout ratio...      48.19      55.07     51.33     63.56     42.21     42.80     48.04
Allowance at end of
 period of loans net of
 unearned income........       1.55       1.48      1.52      1.50      1.54      1.48      1.52
Allowance at end of
 period to nonperforming
 loans(2)...............     195.70     169.74    185.41    166.59    237.21    160.36    130.05
Nonperforming assets to
 loans, net of unearned
 income, foreclosed
 properties, and
 repossessions(3).......       0.95       1.10      0.98      1.16      1.00      1.71      2.84
Tier 1 Capital to risk-
 adjusted assets(4).....       7.98       8.31      7.87      8.84     10.85      9.36      8.74
Total Capital to risk-
 adjusted assets(4).....      11.91      11.39     11.74     12.14     13.14     11.81     11.26
Double leverage(5)......     120.56     115.01    118.68    114.70    104.00    101.70    103.70

- --------
(1) The operating efficiency ratio is defined as noninterest expenses divided by the sum of the taxable-equivalent net interest income and noninterest revenues.
(2) Nonperforming loans include nonaccrual loans and restructured loans.
(3) Nonperforming assets include nonaccrual loans, restructured loans, foreclosed properties and repossessions.
(4) Regulatory capital ratios are all given under the Federal Reserve Board's risk-based capital guidelines as currently in effect. Regulatory capital ratios for periods prior to 1993 have not been restated to give effect to any business combinations. "Tier 1 Capital" consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less goodwill and certain intangibles.
(5) The double leverage ratio is a parent-company-only ratio defined as the ratio of investment in subsidiaries (as reflected on a parent-company-only balance sheet) plus goodwill of the parent company to total shareholders' equity of the parent company. The double leverage ratios for periods prior to 1993 have not been restated to give effect to any business combinations.

                         REDEMPTION OF DEBENTURES AND
                      TERMINATION OF CONVERSION PRIVILEGE

  AmSouth has called all the outstanding Debentures for redemption on August 1, 1996 (the "Redemption Date"). Pursuant to the terms of the Indenture dated as of August 31, 1981, as supplemented by the First Supplemental Indenture dated as of August 30, 1985 (as so supplemented, the "Debenture Indenture") between AmSouth as successor by merger to FirstGulf Bancorp (previously First Bancgroup--Alabama, Inc.) and AmSouth Bank of Alabama (previously AmSouth Bank N.A.), as trustee (the "Debenture Trustee"), successor by merger to The First National Bank of Mobile, and as a result of the call, holders of Debentures are entitled to receive $103.75 for each $100 principal amount of Debentures (consisting of a redemption price of $100 for each $100 principal amount of Debentures plus accrued and unpaid interest thereon of $3.75 from February 1, 1996, to the Redemption Date). On or prior to 5:00 p.m. (Central Daylight
Time) on July 31, 1996 (the "Conversion Date"), Debentures are convertible into shares of Common Stock, cash or Notes (or a combination thereof) of AmSouth at the conversion rate and in the manner described below.

ALTERNATIVES AVAILABLE TO HOLDERS OF DEBENTURES

  Holders of Debentures have the following alternatives which should be carefully considered:

    1. Conversion of Debentures into Common Stock. Debentures may be converted at the option of the holder into shares of the Common Stock on the basis of 17.18199 shares of Common Stock for each $100 principal amount of Debentures prior to 5:00 p.m. (Central Daylight Time) on the Conversion Date. To convert any Debentures, the holder thereof must surrender the Debentures to the Debenture Trustee, either by delivery or by mail to the Debenture Trustee as instructed in the Letter of Transmittal respecting the Debentures. Debentures must be accompanied by a written notice of election to convert, which may be in the form of the Letter of Transmittal provided herewith to all holders of Debentures. Any Debentures not delivered for conversion will be redeemed on the Redemption Date. No interest will accrue with respect to the Debentures on or after the Redemption Date. No payment or adjustment in respect of interest on the Debentures will be made upon conversion of the Debentures.

    THE CONVERSION RIGHT EXPIRES AT 5:00 P.M. ON THE CONVERSION DATE. DEBENTURES TO BE CONVERTED MUST BE RECEIVED BY THE DEBENTURE TRUSTEE PRIOR TO THAT TIME. FROM AND AFTER THAT DATE AND TIME, HOLDERS OF DEBENTURES WILL BE ENTITLED ONLY TO THE REDEMPTION PRICE. UNDER THE TERMS OF THE DEBENTURE INDENTURE, THE REGULAR INTEREST PAYMENT PAYABLE AUGUST 1, 1996, WILL NOT BE PAID WITH RESPECT TO DEBENTURES CONVERTED RATHER THAN REDEEMED.

    AmSouth's Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "ASO", and on June 19, 1996, the reported closing price of the Common Stock on the NYSE was

  $37.88 per share. A holder of Debentures who converted such Debentures into shares of Common Stock on June 19, 1996, would have received Common Stock having a market value, based on the reported closing price on the NYSE on that date, of $637.88 for each $100 principal amount of Debentures converted (including cash, if any, received in lieu of fractional shares). If such Debenture were converted into cash or Notes, such holder would receive $170.91 in cash or principal amount of Notes for each $100 principal amount of Notes. If such Debentures were surrendered for redemption on the Redemption Date, such holder would receive $103.75 in cash for each $100 principal amount of Debentures. WHILE NO ASSURANCE CAN BE GIVEN AS TO ANY FUTURE PRICES FOR THE COMMON STOCK, AS LONG AS THE MARKET PRICE OF THE COMMON STOCK REMAINS AT OR ABOVE $9.95 PER SHARE, UPON CONVERSION OF THEIR DEBENTURES, HOLDERS WILL RECEIVE COMMON STOCK AND CASH FOR FRACTIONAL SHARES HAVING AN AGGREGATE MARKET PRICE (WITHOUT GIVING EFFECT TO COMMISSIONS AND OTHER COSTS WHICH WOULD LIKELY BE INCURRED ON
  SALE) EQUAL TO OR GREATER THAN THE AMOUNT OF CASH OR NOTES INTO WHICH THE DEBENTURES ARE CONVERTIBLE. SIMILARLY, AS LONG AS THE MARKET PRICE OF THE COMMON STOCK REMAINS AT OR ABOVE $6.04 PER SHARE, CONVERSION OF THE DEBENTURES WILL YIELD A CONSIDERATION EQUAL TO OR GREATER THAN THE REDEMPTION PRICE TO BE PAID IN THE EVENT DEBENTURES ARE NOT CONVERTED BUT RATHER ARE REDEEMED. It should be noted, however, that the price of the Common Stock received upon conversion will fluctuate in the market. No assurance is given as to the price of the Common Stock at any future time and holders should expect to incur various expenses of sale if such Common Stock is sold.

    2. Conversion of Debentures into Cash or Notes. Debentures may also be converted at the option of the Holder into cash in the amount of $170.91 per $100 principal amount of Debentures, or Notes in a principal amount of $170.91 per $100 principal amount of Debentures. ALTHOUGH A HOLDER MAY ELECT TO CONVERT DEBENTURES INTO CASH OR NOTES, ATTENTION IS CALLED TO THE DESCRIPTION ABOVE UNDER "CONVERSION OF DEBENTURES INTO COMMON STOCK." AS OF JUNE 19, 1996, THE VALUE OF CONSIDERATION A CONVERTING HOLDER WOULD RECEIVE UPON CONVERSION INTO COMMON STOCK IS APPROXIMATELY $637.88, or $466.97 GREATER THAN THE CONSIDERATION TO BE RECEIVED UPON CONVERSION INTO CASH OR NOTES.

    3. Redemption of Debentures on August 1, 1996. Any Debentures which have not been converted into Common Stock on or prior to July 31, 1996, will be redeemed on the Redemption Date. Upon redemption a holder would receive $103.75 per $100 principal amount of Debentures (consisting of a redemption price of $100 per $100 principal amount plus accrued and unpaid interest thereon of $3.75 from February 1, 1996, to the Redemption Date). After the Redemption Date, interest will cease to accrue and holders of Debentures will not have any rights as such holder other than the right to receive $103.75 per $100 principal amount of Debentures, without interest, upon surrender of their Debentures.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following summarizes the principal federal income tax consequences, under current law, of: (i) the conversion of Debentures into Common Stock; and
(ii) the conversion of Debentures into cash or Notes or the redemption of Debentures. It does not address all potentially relevant federal income tax matters, including consequences to persons (such as foreign persons and tax-exempt organizations) subject to special provisions of federal income tax law. The following summary is for general information only, and holders of Debentures should consult their own tax advisors about the federal, state, local, and foreign tax consequences of the conversion or redemption of Debentures.

  Conversion into Common Stock. A holder will recognize no gain or loss for federal income tax purposes on the conversion of a Debenture into shares of Common Stock, except upon the receipt of cash in lieu of a fractional share. The receipt of cash in lieu of a fractional share of Common Stock will be taxable as if the fractional share had been received and then redeemed for the cash, so a holder will recognize gain or loss equal to the difference between the amount of cash received and the holder's tax basis in the fractional share. A holder's aggregate tax basis in shares of Common Stock (including any fractional share interest) received upon conversion will be the same as the holder's tax basis in the Debenture converted into such shares. Accordingly, if a holder converts Debentures into Common Stock and subsequently sells the Common Stock, he generally will recognize gain or loss equal to the difference, if any, between his tax basis in the Debentures converted (less the portion allocable to any fractional share interest) and the amount realized upon sale of the Common Stock. If a holder holds a Debenture as a capital asset, the holder's holding period for shares of Common Stock (including any fractional share interest) received upon conversion of the Debenture will include the holder's holding period for the Debenture. In the case of a holder who acquired a Debenture at a "market discount" within the meaning of sections 1276 and 1278(a)(2) of the Internal Revenue Code of 1986, as amended (the "Code"), the amount of accrued market discount that would have been taxable as ordinary income under section 1276 of the Code upon a taxable disposition of the Debenture at the time of conversion will attach to, and generally will be recognized as ordinary income upon disposition of, the Common Stock received upon conversion of the Debenture.

  Conversion into Notes or Cash; Redemption. The conversion of a Debenture into Notes or Cash, or its redemption, will be taxable as a sale of the Debenture. Consequently, a holder generally will recognize gain or loss equal to the difference, if any, between the holder's tax basis in the Debenture and the amount realized by the holder upon such conversion or redemption. (The amount realized for purposes of determining gain or loss will not include the amount paid in connection with the redemption for accrued interest, which will be taxable as interest income.) Gain or loss recognized on such conversion or redemption of a Debenture generally will be capital gain or loss if the Debenture is held as a capital asset, and capital gain or loss will be long-term if the holder's holding period for the Debenture exceeds one year on the date of conversion or redemption. In the case of a holder who acquired a Debenture at a "market discount" within the meaning of sections 1276 and 1278(a)(2) of the Code, gain recognized upon such conversion or redemption of the Debenture will constitute ordinary income to the extent of the accrued market discount not previously included in the holder's income.

  In the case of a holder of a Debenture who converts into Notes, it is possible that the installment sale rules of Section 453 will be applicable so as to defer recognition of gain or loss upon receipt of the Notes. However, if the Notes are treated as "readily tradeable," then receipt of the Notes will be treated as receipt of a payment and thus the benefits of the installment sales rules will not be available. Whether the Notes are readily tradeable will be based upon either the Notes being readily tradeable on an established securities market or AmSouth having other obligations of "comparable character" which are readily tradeable on an established securities market. Whether AmSouth's Capital Notes are of "comparable character" is determined based upon the particular facts and circumstances. See "DESCRIPTION OF AMSOUTH'S CAPITAL SECURITIES--Subordinated Capital Notes." Any holder considering converting into Notes is thus urged to consult with his or her tax advisor.

  Backup Withholding. To prevent backup withholding of federal income tax at the rate of 31% from the payment of cash in lieu of a fractional share or the payment of the redemption price plus interest, any holder (other than an exempt payee such as a corporation or tax-exempt organization) who has not previously provided a valid IRS Form W-9 relating to the holder's Debentures should provide a completed Form W-9 upon surrendering Debentures for conversion or redemption.

                                LEGAL OPINIONS

  The legality of Common Stock and Notes offered hereby will be passed upon for AmSouth by Maynard, Cooper & Gale, P.C., 1901 Sixth Avenue North, Suite 2400, Birmingham, Alabama 35203.

                                    EXPERTS

  The consolidated financial statements of AmSouth Bancorporation included in AmSouth's Annual Report (Form 10-K) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  With respect to the unaudited consolidated interim financial information for the three-month periods ended March 31, 1996 and March 31, 1995, incorporated by reference in this Prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included in AmSouth's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, and incorporated herein by reference, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of
Section 11 of the Securities Act of 1933 (the "Act") for their report on the unaudited interim financial information because the report is not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Act.

                                                                     APPENDIX A

                            [FORM OF FACE OF NOTE]
                            AMSOUTH BANCORPORATION

                       12% INSTALLMENT NOTE, SERIES 1996

No. [   ]                                             Original Issue Amount $

  AmSouth Bancorporation, a corporation duly organized and existing under the laws of Delaware (herein called the "Company," which term includes any successor corporation under the Indenture hereinafter referred to), for value
received, hereby promises to pay to     , or registered assigns, the principal
sum of     Dollars in five consecutive annual installments each equal to one-
fifth of the original principal amount of the indebtedness evidenced hereby, payable on August 1 in each of the years 1997 through 2001, and to pay interest on the principal balance outstanding hereon from time to time, from August 1, 1996, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, annually on August 1 in each year, commencing on August 1, 1997, at the rate of 12% per annum, until the principal hereof is paid or made available for payment. The principal and interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the 15th day of July (whether or not a Business Day), next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

  Payment of the principal of and interest on this Security will be made at the office or agency of the Company maintained for that purpose in Birmingham, Alabama, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest and any installments of principal other than the final installment of principal may be made by check or checks mailed to the address of the Person entitled thereto as such address shall appear in the Security Register. The final installment of principal shall be payable by check but only upon surrender of this Security.

  If this Security is issued in exchange for, to replace or to effect the transfer of another Security or Securities of this series, all principal payments theretofore made on the indebtedness evidenced hereby shall be endorsed on the grid appearing on the reverse hereof. Each principal payment on any Security of this series shall be valid upon the Company's making or providing for such payment, and the Company and the Trustee shall be released and discharged from all liability to the extent of such payment so made or provided for, irrespective of whether any endorsement of such payment is actually made on this Security. Accordingly, ANY PERSON WHO INTENDS TO ACQUIRE THIS SECURITY SHOULD BE AWARE THAT THE OUTSTANDING PRINCIPAL AMOUNT HEREOF MAY BE LESS THAN THE "ORIGINAL ISSUE AMOUNT" SET OUT ABOVE OR THE "PRINCIPAL AMOUNT OUTSTANDING," IF ANY, SHOWN ON THE GRID APPEARING ON THE REVERSE HEREOF.

  Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

  Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

  IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

Dated:

                                          AmSouth Bancorporation

                                          By: _________________________________
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                          OFFICER

Attest:

By: _________________________________
              SECRETARY

                           [FORM OF REVERSE OF NOTE]

  This Security is one of a duly authorized issue of securities of the Company (herein called the "Securities"), issued and to be issued in one or more series under an Indenture, dated as of July 15, 1983 (herein called the "Indenture"), between the Company and Chemical Bank, Trustee (herein called the "Trustee," which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof.

  The Securities of this series are subject to redemption at the election of the Company, as a whole (but not in part), at any time after January 2, 1998, upon not less than 30 days' notice by mail, at a price equal to the unpaid principal amount thereof, together with accrued interest to the Redemption Date, but interest installments whose Stated Maturity is on or prior to such Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, of record at the close of business on the relevant Record Date referred to on the face hereof, all as provided in the Indenture.

  If an Event of Default with respect to the Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

  The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of 66 2/3% in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange therefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

  No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Security at the times, place and the rate or rates, and in the coin or currency, herein prescribed.

  As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar or the Security co-Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

  The Securities of this series are issuable only in registered form without coupons in denominations of $5,000 or multiples of $1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series of a different authorized denomination, as requested by the holder surrendering the same.

  No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

  Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

  All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE REPRESENTA-TIONS NOT CONTAINED IN THIS PROSPECTUS REGARDING AMSOUTH OR THE OFFERING MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY AMSOUTH. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURI-TIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT IN-FORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
AmSouth....................................................................   3
Certain Regulatory Considerations..........................................   4
Description of AmSouth's Capital Securities................................   9
Description of Common Stock................................................  11
Price Range of Common Stock and Dividends..................................  13
Description of the Notes...................................................  13
Capitalization.............................................................  17
Selected Financial Data....................................................  18
Redemption of Debentures and Termination of Conversion Privilege...........  19
Certain Federal Income Tax Consequences....................................  20
Legal Opinions.............................................................  21
Experts....................................................................  22

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                          420,000 SHARES COMMON STOCK

                            AMSOUTH BANCORPORATION

                          $4,200,000 PRINCIPAL AMOUNT
                            12% INSTALLMENT NOTES,
                                  SERIES 1996


                               ----------------

                                  PROSPECTUS

                               ----------------


                                       , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                   PART II.

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

     Estimated expenses in connection with the issuance and distribution of the securities being registered are as follows:

     SEC filing fee................................................ $ 6,852
     Blue Sky fees and expenses....................................   1,000*
     Legal fees....................................................  15,000*
     Accounting fees...............................................   4,000*
     Printing, engraving and postage expenses......................  15,000*
     Miscellaneous expenses........................................   3,000*
     Total........................................................  $44,852*

     ______________

     *Estimated


Item 15.  Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law contains detailed provisions for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines and settlements in connection with litigation.

     The Registrant's Restated Certificate of Incorporation, as amended, and its Directors' and Officers' Liability Insurance Policy provide for indemnification and exculpation of the directors and officers of the Registrant under certain circumstances.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling AmSouth pursuant to the foregoing provisions (other than insurance), AmSouth has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


Item 16.  Exhibits

Exhibit
  No.     Exhibit
- -------   -------

4(a) Restated Certificate of Incorporation, as amended, of the Registrant (incorporated by reference to Exhibit 3-b of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1993)

Exhibit
  No.     Exhibit
- -------   -------

4(b) By-laws of the Registrant (incorporated by reference to Exhibit 3-b of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996)

4(c) Stockholder Protection Rights Agreement, dated as of June 15, 1989, between the Registrant and AmSouth Bank of Alabama (successor to AmSouth Bank, National Association), as Rights Agent (incorporated by reference to Exhibit 4-a to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1989 (filed with the Securities and Exchange Commission in Washington, D.C., SEC File No. 1-7476, former File No. 0-6907)

4(d) Form of 12% Installment Note, Series 1996 -- Attached as Appendix A to the Prospectus

4(e) Trust Indenture dated as of July 15, 1983, incorporated by reference to Exhibit (4) to Registrant's Registration Statement on Form S-3 (No. 2-85399) filed July 26, 1983

4(f) Upon the request of the Securities and Exchange Commission, the Registrant will furnish a copy of all instruments defining the rights of holders of long-term debt of the Registrant

5 Opinion of Maynard, Cooper & Gale, P.C. as to the validity of the Common Stock and Notes

12 Statement regarding computation of consolidated ratios of earnings to fixed charges

15        Letter regarding unaudited interim financial information

23(a)     Consent of Maynard, Cooper & Gale, P.C. (filed by reference to
          Exhibit 5)

23(b)     Consent of Ernst & Young LLP

24        Powers of Attorney

26 Form T-1 Statement of Eligibility and Qualification under Trust Indentures Act of 1939 of Chemical Bank, incorporated by reference to Exhibit (26) to Registrant's Registration Statement on Form S-3
          (No. 2-85399) filed July 26, 1983

99.1      Notice of Redemption

99.2      Form of Letter of Transmittal


Item 17.  Undertakings

     (a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on June 20, 1996.

                                        AMSOUTH BANCORPORATION

                                        By:           *
                                           ------------------------------------
                                             C. Dowd Ritter
                                             President, Chief Executive Officer,
                                             and a Director

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         Signature             Title                                Date
         ---------             -----                                ----


            *              President, Chief Executive         June 20, 1996
- -------------------------  Officer, and a Director
     (C. Dowd Ritter)      (Principal Executive Officer)


   /s/ Kristen M. Hudak    Senior Executive Vice President    June 20, 1996
- -------------------------  and Chief Financial Officer
     (Kristen M. Hudak)    (Principal Financial Officer)


   /s/ Dennis J. Dill      Executive Vice President and       June 20, 1996
- -------------------------  Chief Accounting Officer
     (Dennis J. Dill)      (Principal Accounting Officer)


           *               A Director                         June 20, 1996
- -------------------------
   (J. Harold Chandler)


           *               A Director                         June 20, 1996
- -------------------------
   (Rodney C. Gilbert)


           *               A Director                         June 20, 1996
- -------------------------
    (Elmer B. Harris)


           *               A Director                         June 20, 1996
- -------------------------
     (Donald E. Hess)


           *               A Director                         June 20, 1996
- -------------------------
     (Ronald L. Kuehn, Jr.)

            *                 A Director                        June 20, 1996
- ----------------------------
     (James R. Malone)


            *                 A Director                        June 20, 1996
- ----------------------------
     (Claude B. Nielsen)


            *                 A Director                        June 20, 1996
- ----------------------------
 (Benjamin F. Payton, Ph.D.)


            *                 A Director                        June 20, 1996
- ----------------------------
     (Herbert A. Sklenar)


            *                 Chairman of the Board             June 20, 1996
- ----------------------------  and a Director
     (John W. Woods)


Carl L. Gorday, by signing his name hereto, does sign this document on behalf of each of the persons indicated above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.


                                         By:  /s/ Carl L. Gorday
                                            ----------------------------
                                             Carl L. Gorday
                                             Attorney in Fact

                                 EXHIBIT INDEX
                                 -------------

Exhibit
  No.     Exhibit
- -------   -------

5 Opinion of Maynard, Cooper & Gale, P.C. as to the validity of the Common Stock and Notes

12 Statement regarding computation of consolidated ratios of earnings to fixed charges

15        Letter regarding unaudited interim financial information

23(a)     Consent of Maynard, Cooper & Gale, P.C. (filed by reference to
          Exhibit 5)

23(b)     Consent of Ernst & Young LLP

24        Powers of Attorney

99.1      Notice of Redemption

99.2      Form of Letter of Transmittal